UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President Business Affairs, Legal and Compliance

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer)

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013, that certain Amendment No. 2 filed on November 6, 2013, that certain Amendment No. 3 filed on November 8, 2013, that certain Amendment No. 4 filed November 12, 2013, and that certain Amendment No. 5 filed November 19, 2013,  the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 6 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction

Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended by adding the following sentence after the first sentence of paragraph two of such section:

“The condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

Section 11 of the Offer to Purchase entitled “The Transaction Documents” is hereby amended by adding the following sentence after the first sentence of the subsection entitled “HSR Act Filing and International Antitrust Notifications”:

“The condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

Item 11. Additional Information.

(a) Section 15 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended and supplemented by adding the following to the end of the last paragraph of such section:

“The condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

(b) Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended by deleting the second paragraph of the subsection entitled “United States Antitrust Compliance” in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. On October 28, 2013, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger. In order to provide the Antitrust Division with additional time to review the Transaction, on November 6, 2013, Parent notified the FTC and Antitrust Division that it planned to withdraw Parent’s previously filed Premerger Notification and Report Form effective November 7, 2013 and re-file such Premerger Notification and Report Form within two business days. On November 22, 2013, Parent received notice from the FTC of early termination of the required waiting period under the HSR Act applicable to the Offer. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal.”

Item 12.         Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(a)(5)(G)	Press Release issued by Microsemi Corporation on November 22, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 22, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and
Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi on October 21, 2013).+

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.+

(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+

(a)(5)(D)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+

(a)(5)(E)	Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara.+

(a)(5)(F)	Complaint filed by William Rapien on behalf of himself and all others similarly situated, on November 4, 2013, in the Court of Chancery of the State of Delaware.+

(a)(5)(G)	Press Release issued by Microsemi Corporation on November 22, 2013.

(b)(1)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+

(d)(1)

Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom. Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.’s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+

(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.+

(g)	Not applicable.

(h)	Not applicable.

*Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+ Previously filed.